CF Acquisition Corp. V
110 East 59th Street
New York, NY 10022

VIA EDGAR

January 20, 2021

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Todd K. Schiffman

Re:	CF Acquisition Corp. V Registration Statement on Form S-1 Filed January 8, 2021 File No. 333- 251971

Dear Mr. Schiffman:

CF Acquisition Corp. V. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 13, 2021, regarding the Registration Statement on Form S-1 of the Corporation (the “Registration Statement”) submitted to the Commission on January 8, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed January 8, 2021

Principal Stockholders, page 132

1.
We note your statement in footnote 2 to the table that the 600,000 private placement shares are not included in the table because they cannot be voted or disposed of within 60 days. We note that the private placement will close simultaneously with the offering, so it seems that the sponsor will beneficially own the shares at that time. Please include these shares in the principal stockholders table, or tell us why the sponsor does not acquire voting or dispositive power within this timeframe.

We respectfully advise the Staff that the exclusion referenced in footnote 2 to the table refers to the forward purchase contract which will be consummated only at the time of the initial business combination and as such will not be outstanding at the closing of the offering. The private placement shares are in fact included in the table.

General

2.
We note disclosure on the cover page and elsewhere in the prospectus regarding your forward purchase contract with the sponsor and its commitment to purchase one million units for $10 each, or $10 million. Please disclose whether the company will receive any proceeds for the sale of the additional 250,000 shares of Class A common stock under the forward purchase contract.

In response to the Staff’s comment, we have revised the Registration Statement to clarify that the sale of the additional 250,000 shares of Class A common stock under the forward purchase contract would be for no additional consideration.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP